Exhibit 99.1

Brookfield Corporation to Issue C$200 Million of Preferred Shares and Redeem a Minimum of C$200 Million of its Class A Preference Shares, Series 44

Not for distribution to U.S. news wire services or dissemination in the United States.

THE BASE SHELF PROSPECTUS IS ACCESSIBLE, AND THE SHELF PROSPECTUS SUPPLEMENT FOR THE PUBLIC OFFERING AND ANY AMENDMENT TO THE DOCUMENTS WILL BE ACCESSIBLE, WITHIN TWO BUSINESS DAYS, THROUGH SEDAR+

BROOKFIELD, NEWS, November 19, 2025 (GLOBE NEWSWIRE) – Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced that it has agreed to issue 8,000,000 Class A Preference Shares, Series 54 (“Preferred Shares, Series 54”) on a bought deal basis to a syndicate of underwriters (the “Underwriters”) led by Scotiabank, BMO Capital Markets, CIBC Capital Markets, National Bank Financial Inc., RBC Capital Markets and TD Securities Inc. for distribution to the public. The Preferred Shares, Series 54 will be issued at a price of C$25.00 per share, for aggregate gross proceeds of C$200,000,000 (the “Offering”). Holders of the Preferred Shares, Series 54 will be entitled to receive a cumulative quarterly fixed dividend yielding 5.65% annually for the initial period ending December 31, 2030. Thereafter, the dividend rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 2.80% and (ii) 5.65%.

In connection with the Offering, Brookfield has granted the Underwriters an option, exercisable until 48 hours prior to closing, to purchase up to an additional 2,000,000 Preferred Shares, Series 54 which, if exercised, would increase the gross offering size to C$250,000,000. The Preferred Shares, Series 54 will be offered in all provinces of Canada by way of a supplement (the “Prospectus Supplement”) to Brookfield's existing short form base shelf prospectus dated May 31, 2024 (the “Base Shelf Prospectus”). The Preferred Shares, Series 54 may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

Brookfield intends to use the net proceeds from the Offering to redeem a minimum of C$200,000,000 of its outstanding Cumulative Class A Preference Shares, Series 44 ("Preferred Shares, Series 44") (TSX: BN.PF.H) for cash on December 31, 2025. If the Underwriters’ option is exercised in full, Brookfield intends to redeem all of its Preferred Shares, Series 44 on December 31, 2025. The redemption price for each share will be C$25.00. Holders of Preferred Shares, Series 44 of record as of December 15, 2025 will receive the previously declared quarterly dividend of C$0.3125 per share, payable on December 31, 2025. The Offering is expected to close on or about November 26, 2025.

Access to the Prospectus Supplement, the Base Shelf Prospectus and any amendments to the documents is provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment to the documents. The Base Shelf Prospectus is, and the Prospectus Supplement will be (within two business days of the date hereof), accessible on SEDAR+ at www.sedarplus.ca. An electronic or paper copy of the Prospectus Supplement, the Base Shelf Prospectus and any amendment to the documents may be obtained, without charge, from any of the joint bookrunners by contacting Scotiabank by email at equityprospectus@scotiabank.com, BMO Capital Markets by email at torbramwarehouse@datagroup.ca, CIBC Capital Markets by email at mailbox.canadianprospectus@cibc.com, National Bank Financial Inc. by email at NBF-Syndication@bnc.ca, RBC Capital Markets by email at Distribution.RBCDS@rbccm.com, and TD Securities Inc. by email at sdcconfirms@td.com.

Prospective investors should read the Base Shelf Prospectus and the Prospectus Supplement (when filed) in their entirety before making an investment decision.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Preferred Shares, Series 54 described in this news release, nor will there be any sale of these Preferred Shares, Series 54 in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The Preferred Shares, Series 54 being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the base shelf prospectus or the prospectus supplement.

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About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please contact:

Media:	Investor Relations:
Kerrie McHugh	Katie Battaglia
Tel: (212) 618-3469	Tel: (416) 359-8544
Email: kerrie.mchugh@brookfield.com	Email: katie.battaglia@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the offering, the expected use of proceeds from the offering and the expected closing date of the offering.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, certain factors, risks and uncertainties, which are described from time to time in our documents filed with the securities regulators in Canada and the United States, not presently known to Brookfield, or that Brookfield currently believes are not material, could cause actual results to differ materially from those contemplated or implied by forward-looking statements.

Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

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